Mark E. Crone Managing Partner mcrone@cronelawgroup.com

January 12, 2018

United States Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporation Finance

Attn: Craig D. Wilson

Re:	Ho Wah Genting Group Limited (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2016 Filed April 17, 2017 File No. 333-199965

Dear Mr. Wilson,

We are submitting to the Securities and Exchange Commission (the “Commission”) the following responses to the Commission’s comment letter dated November 28, 2017 which was received December 28, 2017 with reference to the Form 10-K for the fiscal year ended December 31, 2016 filed with the Commission on April 17, 2017.

Form 10-K for the fiscal year ended December 31, 2016

General

1. Attempts were made to contact you at the telephone number listed on the cover page. However, the person who answered informed us that the wrong number had been reached. In future filings, please revise to include your current telephone number.

Response:           Given that the Company’s main office is in Malaysia, it is possible that attempts to reach the Company at the number indicated on the cover page of the filing was not made during normal hours of operation of the Company and the person who answered the call did not recognize the Company. The number provided was to an office which is shared by other companies. In order to ensure complete accessability, the Company will provide another number on all its future filings with the Commission. This number, 603-2148-1089, is a direct number to the corporate finance department of the Company.

1801 Century Park East, Suite 2400

Los Angeles, California 90067

OFFICE 310.556.9611

CELL 860.202.6845

www.cronelawgroup.com

United States Securities and Exchange Commission

January 12, 2018

Item 8. Financial Statements and Supplementary Data

Statements of Operations and Comprehensive Loss for the year ended December 31, 2016 and the year ended December 31, 2015, page F-4

2.We note that your revenue for the year ended December 31, 2016 is $96,822. We also note that on the Form 10-Q for the quarterly period ended June 30, 2017, your revenue for the six months ended June 30, 2016 is $118,625 which is greater than the revenue reported for the year ended December 31, 2016. We further note that your amended Form 8-K filed on January 11, 2017 as well as the Form 10-Q for the quarterly period ended September 30, 2017, shows Malaysia HWGG revenues for both the three and nine months ended September 30, 2016 to be $19,052. Please explain and clarify the basis for these differences and amounts among the financial statements noted above and any similar differences for reported periods as of and after the November 4, 2016 completion of the reverese merger share exchance included in and as filed on Form 8-K, November 9, 2016.

Response:      The difference in the revenue amount reflected on the 10-K for year ended December 31, 2016 of $96,822 compared to the revenue amount of $118,625 reflected on the 10-Q for quarter ended June 30, 2017 was caused by a cancellation of retainer fee relating to Beedo SDN BHD (“Beedo”), a Malaysian corporation that specializes in information technology services. The Company had acquired 51% of Beedo in June 2015, but sold its shares of Beedo for consideration of $118,881 on August 12, 2016 (as disclosed in the Current Report on Form 8-K filed with the Commission on November 9, 2016). As a result of the cancellation of fees from clients of Beedo, the Company returned fees which had been paid. This revenue reversal resulted in a decrease in the 12-month revenue of December 31, 2016 of the Company as compared to the six-month revenue as of June 30, 2016. The cancellation of fees was amounted to RM227,650.00 (at current market price $56,848.55 USD) of Beedo which was reflected in July 2016 revenue resulting in a decrease in the Company’s revenue.

With respect to the amended Form 8-K filed on January 11, 2017 as well as the Form 10-Q for quarterly period ended September 30, 2017 which shows revenue for both the three and nine months ended September 30, 2016 totalling $19,052, the Company found that there was a ministerial error. The reclassification of revenue after the disposal of Beedo was miscalculated in the three month calculation for the period ended September 30, 2016. This error also resulted in changes to the cost of revenue and other income categories.

The Company and its management are aware of their responsibility for the accuracy and adequacy of their disclosures in all filings with the Commission, notwithstanding any review, comments, action or absence of action by the staff.

1801 Century Park East, Suite 2400

Los Angeles, California 90067

OFFICE 310.556.9611

CELL 860.202.6845

www.cronelawgroup.com

United States Securities and Exchange Commission

January 12, 2018

We hope the foregoing adequately addresses the comments of the Commision. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

THE CRONE LAW GROUP

/s/ Mark E. Crone
Mark E. Crone
Partner

cc: Lim Chun Hoo

1801 Century Park East, Suite 2400

Los Angeles, California 90067

OFFICE 310.556.9611

CELL 860.202.6845

www.cronelawgroup.com